UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended: December 31, 2009

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number: 1-13113

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Incorporated 401 (k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated

12 East 49th Street

New York, New York 10017

Telephone No: (212) 940-5305

Saks Incorporated 401(k) Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2009

Saks Incorporated 401(k) Retirement Plan

Index

December 31, 2009 and 2008

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Saks Incorporated 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama

June 25, 2010

Saks Incorporated 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value	$403,480,228	$350,067,769
Participant contributions receivable	245,378	358,018
Employer contributions receivable	—	105,314
Interest and dividends receivable	15	12,426

Total assets	403,725,621	350,543,527
Liabilities and Net Assets Available for Benefits
Accrued administrative fees	51,809	54,578

Total liabilities	51,809	54,578

Net assets available for benefits, at fair value	403,673,812	350,488,949
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(224,081)	6,560,270

Net assets available for benefits	$403,449,731	$357,049,219

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Increase in net assets available for benefits
Net appreciation in fair value of investments	$62,738,153
Interest and dividend income	4,963,715
Contributions
Employer	108,691
Participant	20,423,865
Rollover	885,929

Total increases	89,120,353

Decrease in net assets available for benefits
Benefit payments	42,323,600
Administrative fees	396,241

Total decreases	42,719,841

Net increase in net assets available for benefits	46,400,512
Net assets available for benefits, beginning of year	357,049,219

Net assets available for benefits, end of year	$403,449,731

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2009

1.	Description of the Plan

The following description of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Saks Incorporated (the “Employer” or “Company”) and its subsidiaries who are a minimum of 21 years of age and have completed a minimum service hour requirement as provided for in the Plan. At December 31, 2009, the Company operated Saks Fifth Avenue, Saks Fifth Avenue OFF 5TH, and Saks Fifth Avenue’s e-commerce operations. Previously, the Company also operated Club Libby Lu, the operations of which were discontinued in January 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974.

Contributions

The Plan allows for Employer discretionary contributions, participant contributions, and rollover contributions. The Employer may contribute a discretionary amount of cash to the Plan as approved by the Human Resources and Compensation Committee of the Employer’s Board of Directors (“HRCC”). The Employer’s discretionary contributions are not mandatory and are not based on the operations or net profits of the Employer. Employer matching contributions may be 0% or any positive percentage multiplied by matchable participant salary deferrals, as defined in the Plan. Employer matching contributions may not exceed 5% of the compensation of each participant making salary deferral contributions. In December 2008, the HRCC suspended the Employer matching contribution for the plan year ended December 31, 2009. In December 2009, the HRCC approved the suspension of the Employer matching contribution for the plan year ended December 31, 2010. For the plan year ended December 31, 2008, the Employer matching contribution was 50% of the first 5% of compensation that a participant elected to contribute.

In addition, the Employer contributes supplemental Company contributions for certain participants of previously merged plans. As set forth by the Plan, the supplemental Company contributions do not accrue under the Plan after March 13, 2009.

Participants may elect regular payroll deductions of up to 90% of compensation, as defined in the Plan, to be contributed to the Plan on a before tax basis. No participant shall be permitted to elect before tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Internal Revenue Code (the “Code”) ($16,500 for 2009). Participants who are age 50 or older before the close of the plan year are eligible to contribute catch-up contributions, subject to certain Code limits ($5,500 in 2009). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”) provided such rollover contributions meet the requirements of the Plan. Participants may direct the investment of their contributions, as well as the Employer’s discretionary contributions, into various investment options offered by the Plan. As of December 31, 2009, the Plan offered twelve mutual funds and one collective investment trust fund. In addition, the Plan offers five target retirement portfolios which are comprised of a mix of the Plan’s mutual funds based on an expected retirement date.

Effective January 1, 2009, the Company has restricted future contributions from being invested in, or existing assets transferred into, the Company’s common stock.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Employer’s discretionary contributions, and an allocation of the Plan’s earnings or losses. Allocations are based on account balances as defined in the Plan.

Vesting

All participants are at all times fully vested in their contributions, including rollover contributions, plus actual earnings thereon. Plan participants vest in the Employer’s discretionary contributions in addition to actual earnings thereon, based on years of credited service in accordance with the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

The vested percentage shall be 100% for a participant on and after attainment of normal retirement age, death, or disability, as defined in the Plan.

Participant Loans

A participant may borrow a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of the vested value of his or her account, less the highest outstanding loan balance during the 12 months before the loan is issued. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with the prime rate plus 1%, as established by the Plan trustee at the time of the loan. At December 31, 2009 and 2008, interest rates on outstanding loans ranged from 4.25% to 10.50%. At December 31, 2009 and 2008, the total outstanding loan balance for the Plan was $12,346,019 and $12,986,769, respectively.

Forfeitures

Forfeitures occur when a nonvested participant has terminated employment and receives a distribution of the vested value of his or her participant account or incurs five consecutive breaks in service, as defined in the Plan. Forfeitures may be used to reinstate previously forfeited amounts, provide funds necessary for the correction of errors, and to reduce future Employer discretionary contributions. At December 31, 2009 and 2008, the Plan had $381,367 and $79,184 of unallocated forfeitures included in net assets available for benefits, respectively.

Distribution of Benefits

Vested plan benefits can be distributed upon retirement, death, disability, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account, a combination of lump sum distributions equal to the vested balance of the participant’s account, or periodic installments over a period of time not exceeding the participant’s life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants become fully vested in all individual account balances.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Recently Issued Accounting Pronouncements

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) released the authoritative version of its new Accounting Standards Codification (“ASC”) as the single source for GAAP, which replaces all previous GAAP accounting standards. While not intended to change GAAP, the ASC significantly changes the way in which the accounting literature is organized. The Plan adopted the ASC during the 2009 plan year. The adoption of the ASC did not impact the Plan’s financial statements.

In September 2009, the FASB issued authoritative guidance requiring additional disclosures regarding the inputs and valuation techniques used to measure fair value. The guidance also requires that the Plan disclose debt and equity securities by major category, on a more disaggregated basis than had previously been required. The adoption of this guidance did not materially impact the Plan’s financial statements. See Note 3, Fair Value Measurements, and Note 4, Investments, for further discussion of fair value measurements.

For the year ended December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materiality impact the Plan’s financial statements. See Note 8, Subsequent Events, for further discussion of subsequent events.

Valuation of Investments

Investments of the Plan, other than participant loans, are stated in the accompanying financial statements at fair value as determined by the Plan’s trustee as described later in Note 3, Fair Value Measurements. Purchases and sales of investments are reflected as of the trade date. Since the Plan has one fund that includes fully benefit-responsive investment contracts, net assets at fair value have been adjusted to net assets at contract value for the collective investment trust fund. Investment income is recorded when earned.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

In accordance with authoritative literature on reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the American Institute of Certified Public Accountants’ investment company guide and defined-contribution health and welfare and pension plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust fund. As required by the authoritative literature, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective investment trust fund as well as the adjustment of the investment in the collective investment trust fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

Qualified Plan participant withdrawals are allowed at any time without penalty, regardless of their frequency or amount. Any Plan sponsor initiated withdrawal from the collective investment trust fund will require a twelve month written notice of the intent to withdraw assets from the collective investment trust fund. At the discretion of the trustee, the notification periods identified for withdrawals may be waived.

Contributions

Contributions receivable from the Employer are calculated based on amounts approved by the HRCC and are accrued based on a percentage of the employee’s contributions. Employer matching contributions were suspended for the 2009 plan year. Employer supplemental contributions do not accrue after March 13, 2009. Contributions receivable from employees are accrued based on unremitted deductions from the participants’ payroll compensation.

Administrative Fees

Expenses of $396,241 incurred in the administration of the Plan during the 2009 plan year were paid by the Plan. The Plan funds payment of expenses by assessing a proportional annual charge on the fair value of each fund. Certain plan expenses are paid by the Employer on behalf of the Plan.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.	Fair Value Measurements

The authoritative accounting standard related to fair value measurements and disclosures provides a definition of fair value which focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements. In accordance with this standard, the Plan may use valuation techniques consistent with the market, income and cost approaches to measure fair value.

To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair value hierarchy required by the standard which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices in active markets for identical debt and equity securities.

Level 2: Prices determined using other significant observable inputs that other market participants would use in pricing a security, including quoted prices for similar securities.

Level 3: Prices determined using significant unobservable inputs. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

There have been no changes in the valuation techniques used at December 31, 2009 and 2008. A summary of the inputs used in the fair value measurements as of December 31, 2009 and 2008 involving the Plan’s assets and liabilities carried at fair value, are as follows:

Collective Investment Trust Fund	The collective investment trust fund is valued at the net asset value, which approximates fair value, as reported by the trustee of the collective investment trust fund on each valuation date. The fair value and contract value are based on the fair value and contract value of the underlying investments of the trust. Prices for securities held in the underlying portfolios of the collective investment trust fund are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of these two sources, securities may be priced internally, using a combination of observable and unobservable market data.

Mutual Funds	Mutual funds are valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Common Stock	Common stock is valued at the closing price reported on the active market on which the security is traded.

Participant Loans	Participant loans are valued at outstanding balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the fair value of the Plan’s financial assets by level within the fair value hierarchy as of December 31, 2009 and December 31, 2008, respectively.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

	Fair Value at December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Collective Investment Trust Fund:
Stable value	$112,264,711	$—	$112,264,711	$—
Mutual Funds:
Large blend	87,013,162	87,013,162	—	—
Intermediate-term bond	37,639,938	37,639,938	—	—
Moderate allocation	36,871,976	36,871,976	—	—
Small value	50,774,796	50,774,796	—	—
Mid-cap blend	22,411,121	22,411,121	—	—
Foreign large value	17,901,652	17,901,652	—	—
Large growth	10,970,481	10,970,481	—	—
Large value	8,716,990	8,716,990	—	—
Small blend	2,109,431	2,109,431	—	—
Common Stock:
Saks Incorporated common stock	4,459,951	4,459,951	—	—
Participant Loans	12,346,019	—	—	12,346,019

Total	$403,480,228	$278,869,498	$112,264,711	$12,346,019

	Fair Value at December 31, 2008
	Total	Level 1	Level 2	Level 3
Assets:
Collective Investment Trust Fund
Stable value	$117,218,402	$—	$117,218,402	$—
Mutual Funds
Large blend	69,902,997	69,902,997	—	—
Intermediate-term bond	28,354,089	28,354,089	—	—
Moderate allocation	29,066,436	29,066,436	—	—
Small value	43,860,480	43,860,480	—	—
Mid-cap blend	16,840,635	16,840,635	—	—
Foreign large value	13,724,558	13,724,558	—	—
Large growth	7,403,565	7,403,565	—	—
Large value	6,530,910	6,530,910	—	—
Small blend	601,585	601,585	—	—
Common Stock:
Saks Incorporated common stock	3,577,343	3,577,343	—	—
Participant Loans	12,986,769	—	—	12,986,769

Total	$350,067,769	$219,862,598	$117,218,402	$12,986,769

The following table provides a summary of changes in the fair value of the Plan’s level 3 assets.

Participant Loans
January 1, 2009	$12,986,769
Issuances and settlements, net	(640,750)

December 31, 2009	$12,346,019

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

4.	Investments

Investment information as of December 31, 2009 and 2008 and for the year ended December 31, 2009 is as follows:

	2009		2008
Collective Investment Trust Fund:
Wells Fargo Stable Return Fund	$112,264,711	*	$117,218,402	*
Mutual Funds:
Vanguard Institutional Index Fund	46,627,741	*	41,548,642	*
Neuberger & Berman Partners Fund	40,385,421	*	28,354,355	*
PIMCO Total Return Fund	37,639,938	*	28,354,089	*
Dodge & Cox Balanced Fund	36,871,976	*	29,066,436	*
Neuberger & Berman Genesis Trust Fund	33,920,058	*	31,440,711	*
Columbia Acorn Fund	22,411,121	*	16,840,635
Alliance Bernstein International Value Fund	17,901,652		13,724,558
Fidelity Low-Priced Stock Fund	15,572,961		11,845,390
American AMCAP Fund	10,970,481		7,403,565
Blackrock Equity Index Fund	8,716,990		—
Royce Value Plus Fund	2,109,431		601,585
Columbia Small Cap Value Fund	1,281,777		574,379
Hotchkis & Wiley Large Cap Value Fund	—		6,530,910
Common Stock:
Saks Incorporated Stock Fund (a)	4,459,951		3,577,343
Participant Loans	12,346,019		12,986,769

Investments at fair value	$403,480,228		$350,067,769

Adjustment for fully benefit-responsive investment contracts	$(224,081)		$6,560,270

Investments	$403,256,147		$356,628,039

(a)	The Saks Incorporated Stock Fund is measured in “units of participation” rather than in shares of Saks Incorporated common stock. In order to facilitate daily participant transactions of Saks Incorporated common stock, a minimal daily cash balance is maintained in the Fund.
*	Investment exceeds five percent of the net assets available for benefits at December 31, 2009 and 2008, respectively.

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net appreciation in value of $62,738,153 during the year ended December 31, 2009, as follows:

Collective investment trust fund	$3,588,844
Mutual funds	57,777,902
Common stock	1,371,407

$62,738,153

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

5.	Risks and Uncertainties

The Plan provides for various investment options in any combination of the collective investment trust fund and mutual funds offered by the Plan. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Participants are exposed to credit loss in the event of non-performance by the trustee or non-performance by the entities in which the investments are placed.

6.	Income Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated September 7, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the financial statements.

7.	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in common stock of the Company and issues loans to participants, which are collateralized by the balances in the participant’s account. During the year ended December 31, 2009, the Plan purchased no units of the Saks Incorporated Stock Fund and disposed of 126,300 units for $461,817.

The Wells Fargo Stable Return Fund is managed by Wells Fargo, the trustee, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Wells Fargo for investment management services amounted to $232,219 for the year ended December 31, 2009.

8.	Subsequent Event

On June 8, 2010, the HRCC approved the reinstatement of the Employer matching contribution at a rate of 10% of a participant’s salary deferral contribution that does not exceed 5% of a participant’s applicable compensation per pay period for the balance of the 2010 plan year. The reinstated Employer matching contribution is effective for pay periods ending after July 4, 2010. In addition, for the plan year ending December 31, 2010, the Employer shall make a true-up Employer matching contribution equal to the excess of the amount, if any, of (1) 5% of a participant’s salary deferral contribution for the plan year which does not exceed 5% of the participant’s compensation for the plan year over (2) the amount of Employer matching contribution made on behalf of a participant for the plan year pursuant to the aforementioned reinstated Employer matching contribution. A true-up contribution shall not be made on behalf of any participant not employed by the Company on the last day of the 2010 plan year.

Supplemental Schedule

Saks Incorporated 401(k) Retirement Plan

Schedule of Assets (Held at End of Year) Schedule H, line 4(i)

December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including, maturity date, rate of interest, collateral par, or maturity value	(d) Cost**	(e) Current value
	Vanguard Institutional Index Fund	Mutual fund		$46,627,741
	Neuberger & Berman Partners Fund	Mutual fund		40,385,421
	PIMCO Total Return Fund	Mutual fund		37,639,938
	Dodge & Cox Balanced Fund	Mutual fund		36,871,976
	Neuberger & Berman Genesis Trust Fund	Mutual fund		33,920,058
	Columbia Acorn Fund	Mutual fund		22,411,121
	Alliance Bernstein International Value Fund	Mutual fund		17,901,652
	Fidelity Low-Priced Stock Fund	Mutual fund		15,572,961
	American AMCAP Fund	Mutual fund		10,970,481
	Blackrock Equity Index Fund	Mutual fund		8,716,990
	Royce Value Plus Fund	Mutual fund		2,109,431
	Columbia Small Cap Value Fund	Mutual fund		1,281,777
*	Wells Fargo Stable Return Fund	Collective investment trust		112,040,630	[1]
*	Saks Incorporated Stock Fund	Common stock units		4,459,951
*	Participant Loans	Various maturity dates and rates ranging from 4.25% - 10.50%		12,346,019

				$403,256,147

*	Party-in-interest to the Plan.
**	Cost information has not been disclosed as all investments are participant directed.
[1]	At contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Saks Incorporated 401(k) Retirement Plan

Date: June 25, 2010	/s/ KEVIN G. WILLS
Kevin G. Wills
on behalf of Saks Incorporated 401(k) Retirement Plan as
Executive Vice President and
Chief Financial Officer of Saks Incorporated

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm